09040964

U.S. Department of the Treasury
Washington, D.C. 20220

OMB APPROVAL
OMB # 1535-0089

ANNUAL AUDITED REPORT FORM G-405 PART III

Information Required of Government Securities Brokers and Dealers Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2

SEC FILE NUMBER
8- 37947

REPORT FOR THE PERIOD BEGINNING 04/01/2008 (MMDDYYYY) AND ENDING 03/31/2009 (MMDDYYYY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

ICAP Securities USA LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

Harborside Financial Center 1100 Plaza Five
(No. and Street)

Jersey City	New Jersey	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Curry (212) 341-9746
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *
(Name - if individual, state last, first, middle name)

Pricewaterhouse Coopers LLP

300 Madison Ave	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

SEC Mail Processing Section
MAY 29 2009
Washington, DC
100

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. (See 17 CFR 240.17a-5(e)(2), 17 CFR 405.2)

SEC 1410 (11-84)

OATH OR AFFIRMATION

I, Philip Curry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

ICAP Securities USA LLC, as of March 31 in the year 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

ROSEMARY GUINTA
NOTARY PUBLIC, State of New Jersey
No. 2297663
Qualified in Hudson County
Commission Expires March 7, 2013

Notary Public

This report * * contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 and 17 CFR 403.4.
- [ ] (i) Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3 and 17 CFR 403.4
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Capital Under 17 CFR 402.2 and the Computation for Determination of the Reserve Requirements Under Exhibit A if SEC Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* * For conditions of confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3), 17 CFR 405.2.

ICAP Securities USA LLC and Subsidiaries

Consolidated Statement of Financial Condition
March 31, 2009

ICAP Securities USA LLC and Subsidiaries
Index
March 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
ICAP Securities USA LLC and Subsidiaries

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of ICAP Securities USA LLC and Subsidiaries (the "Company") at March 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 27, 2009

ICAP Securities USA LLC and Subsidiaries
Consolidated Statement of Financial Condition
Year Ended March 31, 2009

(dollars in thousands)

Assets	
Cash and cash equivalents	$ 146,416
Cash segregated under federal regulations	23,559
Deposits with clearing organizations	61,530
Securities owned, at estimated fair value	7,576
Securities owned, at estimated fair value, not readily marketable	1,080
Receivable from brokers, dealers and clearing organizations	1,480,174
Receivable from customers	176,813
Securities purchased under agreements to resell	19,917
Commissions receivable, net of allowance for doubtful accounts of $157	66,057
Receivable from affiliates	174,517
Software developed for internal use, at cost less accumulated amortization of $55,566	2,910
Goodwill	1,933
Intangible assets, net of accumulated amortization $723	34
Prepaid expenses and other assets	44,308
Total asset	$ 2,206,824
Liabilities and Member's Equity	
Liabilities	
Payable to brokers, dealers and clearing organizations	$ 1,625,546
Securities sold, but not yet purchased at market	999
Securities sold under agreements to repurchase	238
Payable to customers	40,055
Payable to affiliates	4,418
Accrued expenses and accounts payable	97,375
Total liabilities	1,768,631
Commitments and contingencies (Note 8)	
Member's equity	438,193
Total liabilities and member's equity	$ 2,206,824

The accompanying notes are an integral part of this consolidated financial statement.

(dollars in thousands)

1. Organization

ICAP Securities USA LLC and Subsidiaries (the "Company") is a Delaware limited liability company. The Member is ICAP Broking Holdings North America LLC ("IBHNA"). IBHNA has two Members: ICAP North America Inc. ("INAI") and First Brokers Holdings Inc. ("FBHI").

On September 30, 2008, the Company issued 100 new shares of common stock to IBHNA in exchange for all 100 issued and outstanding shares of ICAP Electronic Broking LLC ("IEB"). The financial position and results of operation of IEB have been presented as if the exchange of equity interests had occurred on April 1, 2008 at their carrying values. The total equity of IEB at April 1, 2008 was $103,772.

The Company is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world.

The Company is registered with the Securities and Exchange Commission ("SEC") as a government securities broker-dealer under the provisions of the Government Securities Act of 1986, and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company, headquartered in New Jersey and with an office in London, is a broker of United States Treasury bills, notes and bonds, and other obligations of United States governmental agencies, and repurchase and reverse repurchase agreements covering U.S. Government and Federal agency securities on a fully matched basis. Subsidiaries operate in the brokering of financial instruments including corporate bonds, preferred stock, direct access, credit derivatives, U.S. Governmental and other Federal agency obligations, collateralized mortgage obligations and other asset-backed corporate debt securities, Canadian Government and Canadian Corporate debt obligations, domestic and international money market brokerage services, and providing market data to market data distributors. One subsidiary also operates on an electronic inter-dealer trading system. Subsidiaries are registered with the SEC, FINRA, Commodity Futures Trading Commission ("CFTC") and the National Futures Association ("NFA"). One subsidiary has four trading licenses with the New York Stock Exchange ("NYSE"). Another subsidiary is a registered futures commission merchant ("FCM").

2. Summary of Significant Accounting Policies

The preparation of the Consolidated Statement of Financial Condition in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Statement of Financial Condition. Actual results could differ from those estimates.

Cash and cash equivalents at March 31, 2009 include approximately $141,959 of short-term highly liquid money market mutual funds. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. In addition, approximately $98,898 is held at one financial institution.

Software assets ready for their intended use are being amortized on a straight-line basis over their estimated useful lives of four years or the remaining license term, whichever is shorter under Statement of Position 98-1- Accounting for the costs of computer software Developed for internal Use("SOP 98-1").

(dollars in thousands)

Security transactions are recorded in the consolidated statement of financial condition on a trade date basis. Customers' securities transactions are recorded on a settlement date basis.

Securities owned are recorded at estimated fair value.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received within receivables from brokers, dealers and clearing organizations in the consolidated statement of financial condition. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate.

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company and subsidiaries to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Under SFAS No. 142, goodwill and the useful lives of intangible assets are tested for impairment, at a minimum, on an annual basis or when an event occurs or circumstances change that signifies the existence of impairment. In March 2009, the Company performed its annual test for the impairment of goodwill and useful lives of intangible assets and concluded that there was no impairment as of March 31, 2009.

Identifiable intangible assets consist of customer lists and are amortized over 4-5 years.

An allowance for doubtful accounts on commissions receivable is maintained at a level that in management's judgment is adequate to absorb potential credit losses.

The Company is party to Tax Sharing Agreements ("the Agreements") with INAI and FBHI. As a single member limited liability company, the Company is not treated as a separate taxable entity. Deferred tax assets and liabilities are not reflected on the balance sheet as the total net income tax receivable or payable is settled with INAI an FBHI on a regular basis.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how a company should recognize, measure, present and disclose its financial statements for uncertain tax positions that a company has taken or expects to take on a tax return. The interpretation is effective for fiscal years beginning after December 15, 2008 for non-public companies. The Company will adopt the provisions of FIN 48 during the fiscal year ended March 31, 2010, which is expected to have no material impact on the Company's Consolidated Statement of Financial Condition.

(dollars in thousands)

3. Cash and Securities Segregated Under Federal Regulations

Cash in the amount of $19,059 has been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3 (see Note 8). The Company and subsidiary compute a PAIB Reserve, which requires that the Company maintain minimum segregated cash in the amount of total credits per the Reserve Computation. As of March 31, 2009, cash in the amount of $4,500 has been segregated in proprietary accounts of introducing broker-dealers ("PAIB") reserve account.

4. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Settlement date for brokered transactions in securities is generally same day or one to three business days after trade date, except for mortgage related securities issued by federal agencies, which is between five and twenty business days after trade date.

Fail to deliver	$ 213,108	Fail to receive	$ 357,541
Deposits paid for securities borrowed	1,258,828	Deposits received for securities loaned	1,238,668
Other	8,238	Other	29,337
	$ 1,480,174		$ 1,625,546

The unrealized gains for delayed-delivery, to-be-announced securities (TBA) and when-issued securities are recorded in the consolidated statement of financial condition net of unrealized losses by counterparty.

5. Receivable from and Payable to Customers

Receivable from and payable to customers include amounts due on cash transactions arising from customer fails to receive and fails to deliver.

6. Software Developed for Internal Use

Software assets ready for their intended use are being amortized on a straight-line basis over their estimated useful lives of four years or the remaining license term, whichever is shorter. Software assets have previously been capitalized in accordance with SOP 98-1, which requires that certain costs incurred for purchasing or developing software for internal use be capitalized and amortized over the software's estimated useful life. In March 2006, an affiliate of the Company began capitalizing software assets in accordance with SOP 98-1 on the Company's behalf.

Software developed for internal use, beginning of year	$ 50,723
Less: Accumulated amortization	(47,871)
Software developed for internal use, end of year	$ 2,852

In connection with the Company's evaluation of the realization of its capitalized internal use software, no events were identified that would give rise to an impairment.

(dollars in thousands)

7. NYSE Share Sale and NYBOT Membership Purchase

The NYSE Group common shares were subject to a three-year restriction, which expired one-third on October 1, 2008 upon the completion of the NYSE acquisition of the American Stock Exchange.

On December 16, 2008, the Company sold the remaining 106,900 NYSE common shares from the final restriction installment upon expiration of the restriction in October 2008.

The Company owns a trading membership with the New York Board of Trade ("NYBOT"). The membership shares are subject to restriction. The Company has estimated the fair value of these restricted shares to be approximately $429 which is included in "securities owned at estimated fair value, not readily marketable" on the Consolidated Statement of Financial Condition.

8. Commitments and Contingencies

Leases
The Company has a 15 year lease agreement for facilities. The lease contains provisions for escalations based on increases in certain costs incurred by the lessors. Minimum annual lease commitments under the lease are as follows:

Year Ending March 31	
2010	7,465
2011	7,149
2012	6,901
2013	6,801
2014	6,904
Thereafter	24,782
	$ 60,002

The office space included under the lease is used by the Company, its subsidiaries and various other affiliates.

The ultimate parent company, ICAP plc, has obtained an uncollateralized letter of credit in the amount of $6,720, in order to satisfy the requirements of the lease agreement entered into by the Company for the facilities.

A subsidiary has satisfied collateral requirements with one clearing organization at March 31, 2009 by depositing one letter of credit in the amount of $25,000. No amounts have been paid under this arrangement.

The Company has a $93,650 daily revolving credit facility available to satisfy collateral requirements with a clearing organization. Interest charges associated with the credit facility is Federal Funds rate plus an applicable margin of .325 per cent. As of March 31, 2009, there is no amount outstanding on the credit facility.

(dollars in thousands)

Legal proceedings

The highly regulated nature of the Company's business means that from time to time it is subject to regulatory enquiries and investigations. The Company is currently involved in a number of these. Some of these regulatory enquiries and investigations are broad and tend to be interdealer industry wide in nature.

In February 2006, the Securities and Exchange Commission ("SEC") issued a formal order of investigation to the Company, and other interdealer brokers in government and other fixed income securities. In addition, the SEC has issued several requests for information relating to the Company's voice mortgage-backed securities desk. The Company is cooperating with the inquiry. Although the Company has not received notice of an intention by the SEC to bring any charges against the Company or its executives, the potential range of penalties generally available to the SEC include, among other things, financial penalties, disgorgement, fines, actions against individuals, and injunctive and other remedial relief.

Such matters are inherently subject to many uncertainties and the Company cannot predict their outcomes. There are no issues which are currently expected to have a material adverse impact on the Company's financial condition. However, the Company can provide no assurance that such actions will not be material to our operating results and cash flows, depending in part upon operating results and cash flows for a particular period.

The Company is involved in litigation arising in the ordinary course of its business. Management believes, based upon consultation with outside legal counsel, that the outcome of these matters will not have a material adverse effect on the Company's financial condition.

9. Regulatory Requirements

ICAP Securities USA LLC is subject to Regulation 402.2 of the Department of the Treasury, which requires the maintenance of minimum liquid capital, as defined.

ICAP Securities USA LLC had liquid capital of approximately $162,832 at March 31, 2009, which was approximately $159,067 in excess of the minimum liquid capital requirement of $3,765. ICAP Securities USA LLC's ratio of liquid capital to total haircuts was approximately 52 to 1.

ICAP Securities USA LLC has claimed an exemption under paragraph (k)(2)(i) of SEC Rule 15c3-3 (the "Rule") because ICAP Securities USA LLC, in connection with its activities as a government securities interdealer broker, does not otherwise hold funds or securities for, or owe money or securities to, customers. ICAP Corporates LLC is subject to SEC Rule 15c3-3 and maintains a "Special Account for Exclusive Benefit of Customers" (see Note 3).

The Company is registered with the SEC and is subject to the Uniform Net Capital requirements under Rule 15c3-1, and, accordingly, must maintain minimum net capital (as defined). This rule allows for a flow-through benefit from the subsidiaries equal to net capital and net liquid capital in excess of the capital requirements of the subsidiaries. ICAP Capital Markets LLC and Intercapital Securities LLC are no longer registered with the SEC as U.S. government broker dealers and are no longer subject to Department of Treasury Regulation 402.2 but continue to compute pro-forma liquid capital for purposes of regulatory consolidation. ICAP Corporates LLC and ICAP Electronic Broking LLC are subject to the uniform net capital requirements under Rule 15c3-1 and ICAP Futures LLC is subject to the Minimum Financial Requirements Rule pursuant to Regulation 1.17 of the Act.

(dollars in thousands)

The net capital and minimum net capital required of each subsidiary at March 31, 2009 are set forth below:

Company	Net Capital	120 % of Minimum Net Capital Requirement	Excess Net Capital
ICAP Capital Markets LLC	$ 4,392	$ -	$ 4,392
Intercapital Securities LLC	(1,258)	-	(1,258)
ICAP Corporates LLC	43,099	1,341	41,758
ICAP Futures LLC	5,757	600	5,157
ICAP Electronic Broking LLC	70,306	300	70,006
Total	$122,296	$2,241	$120,055

The following summarizes the assets and liabilities of subsidiaries consolidated in the accompanying consolidated statement of financial condition, but not consolidated in ICAP Securities USA LLC's corresponding unaudited Form G-405 part II filed as of March 31, 2009:

	ICAP Capital Market LLC	Intercapital Securities LLC	ICAP Corporates LLC	ICAP Futures LLC	ICAP Electronic Broking LLC	Total
Assets	$ 104,413	$ 1,570	$ 1,502,351	$ 13,040	$109,780	$ 1,731,154
Liabilities	25,157	1,258	1,424,052	2,362	21,446	1,474,275
Net	$ 79,256	$ 312	$ 78,299	$ 10,678	$ 88,334	$ 256,879

10. Income Taxes

The Company and its subsidiaries had recorded income taxes receivable from an affiliate of $4,670 and payable to an affiliate of $4,507 which is recorded in prepaid expenses and other assets, and accrued expenses and accounts payable, respectively, on the Consolidated Statement of Financial Condition.

11. Employee Benefits

The Company and its subsidiaries participate in a trusteed profit sharing plan (the "Plan") covering substantially all of its employees, under which contributions are made at the discretion of management. Each entity pays its respective portion of the administrative expenses. The Plan includes a 401(k) provision whereby all employees are allowed to contribute a portion of their earnings. On a discretionary basis, the Company matches a portion of employee contributions. Beginning on January 1, 2009, the Company suspended the match portion of the plan.

(dollars in thousands)

12. Stock Option Plans

The Company accounts for stock options under SFAS No.123-R, *Share Based Payment* ("SFAS No.123-R").

1999 Senior Executive Equity Participation Plan
The Company was granted the right of participation in the ICAP 1999 Senior Executive Equity Participation Plan ("SEEPP"). Executives, as defined by the SEEPP document, were permitted to defer a portion of their compensation in exchange for a grant which will permit the executives to purchase stock options in ICAP plc ("Bonus Options").

As of March 31, 2009, the total number of Bonus Options outstanding was 48,525, with an exercise price which was 50% of the market value of ICAP plc shares on the grant date. The Bonus Options generally are not exercisable until four years after the grant date, although employees terminating service prior to the four-year period generally have twelve months to exercise all their Bonus Options. Bonus Options will expire ten years after the grant date, during July 2009.

The SEEPP also includes a Matching Option, in which the executives received an additional award ranging from 50% to 100% of the number of options granted under the Bonus Option. As of March 31, 2009, the total number of Matching Options outstanding was 24,265. The Matching Options are forfeited if the recipient ceases employment with ICAP plc or its subsidiaries within four years after the grant date. Matching Options become 40% vested after three years and fully vested after four years of continued employment with ICAP plc or its subsidiaries after the grant date and will expire ten years after the grant date, during July 2009. The vested Matching Options may be exercised at 50% of the ICAP plc share price on the date of the Matching Option grant.

ICAP plc 1998 Share Option Plan
ICAP plc established the ICAP plc 1998 Share Option Plan, which provides for the grant of stock options to executives. At March 31, 2009, certain employees of the Company had 250,000 options outstanding to acquire ICAP plc shares at an exercise price that represents the market value of ICAP plc shares on the grant date. Subject to certain performance criteria, options generally vest three years after the grant date and will expire ten years after the grant date.

ICAP plc Share Option Plan
ICAP plc established the ICAP plc 2001 Share Option Plan, which provides for the grant of stock options to executives. At March 31, 2009, there were no options outstanding to acquire ICAP plc shares. Subject to certain performance criteria, options become 1/3 vested after 3 years, 2/3 vested after 4 years and fully vested after 5 years after the grant date.

Transactions under the Company's stock option plans are summarized below:

	Number of Shares	Weighted-Average Exercise Price £
Options outstanding at March 31, 2008	1,752,288	0.673
Exercised	(1,429,498)	0.124
Options outstanding at March 31, 2009	322,790	1.873

(dollars in thousands)

At March 31, 2009, 322,790 options were exercisable.

The tax benefits associated with stock option exercises are recognized by the Company and reflected in Member's equity.

The following table summarizes information related to outstanding and exercisable options of the SEEP and 1998 share Option plans at March 31, 2009:

	Options Outstanding		
Exercise Prices	**Number of Shares**	**Weighted-Average Exercise Price**	**Weighted-Average Remaining Life**
£		**£**	**Years**
0.277	72,790	0.277	0.33
2.338	250,000	2.338	5.75
	322,790		5.57

ICAP plc 2009 Long Term Incentive Plan
ICAP plc has established the ICAP plc Long Term Incentive Plan ("LTIP") which permits executives to defer 25% of their annual bonus in the form of ICAP plc stock grants. The grants vest in equal installments over a three year period. Fully vested stock grants are eligible for a matching grant to receive an additional 20% grant of the deferred bonus amount. The match grant is contingent upon the continued employment of the executive. As of March 31, 2009, the total amount of the stock grants outstanding was 455,972.

13. Fair Value Measurements

The Company adopted SFAS No.157 "Fair Value Measurements" effective January 1, 2008. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 – Significant unobservable inputs (including management's own assumptions in determining fair value) for the asset or liability.

The Company's investment securities, typically shares of common stock and high grade corporate bonds are quoted on a national securities exchange are classified as Level 1 assets. The Company's securities owned, not readily marketable is a NYBOT trading membership that is subject to a sales restriction and is therefore considered level 2.

(dollars in thousands)

The Company estimates that the carrying value of its remaining financial instruments recognized on the Consolidated Statement of Financial Condition (including deposits, receivables and payables), approximates fair value, as such financial instruments are short term in nature.

14. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company generally executes transactions as a riskless principal between undisclosed principals. If the agency transactions do not settle because of failure by either counterparty to perform, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security at the time of discharge is different from the contract amount of the transaction. However, the Company does not anticipate non-performance by counterparties in the above situation.

In order to facilitate customer transactions and increase revenue opportunities or as a result of customer, broker or technological error, the Company may participate as a matter of policy in certain marketplaces by posting quotations or by acting as a principal on unmatched trades. As a matter of Company policy, any principal positions will be liquidated as soon as reasonably practicable. The Company does not engage in proprietary trading.

A subsidiary has loaned to brokers and dealers, securities owned by other brokers and dealers having a market value of approximately $1,203,147 and received cash or other collateral with a value of approximately $1,258,828, which is recorded in the Company's consolidated statement of financial condition at March 31, 2009. If a borrowing broker or dealer does not return a security, the subsidiary may be obligated to purchase the security in order to return it to the owner. In such circumstances, the subsidiary may incur a loss equal to the amount by which the market value of the security on the date of nonperformance exceeds the value of the loan or the collateral from the broker or dealer. In addition, the subsidiary has borrowed from other brokers and dealers and financial institutions, securities having a market value of approximately $1,177,863 and has given cash or other collateral with a value of approximately $1,238,668, which is recorded in the Company's consolidated statement of financial condition at March 31, 2009. In the event a lender does not return the collateral, the subsidiary may be subject to a loss equal to the amount by which the collateral exceeded the market value of the security borrowed.

The Company and its subsidiaries maintains a policy to monitor market exposure and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, they have a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which they conduct business. Management does not anticipate nonperformance by the counterparties.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at their contract value. It is the policy of the Company to take possession of all underlying assets purchased under resale agreements. The market value of these underlying securities is reviewed to ensure that the amounts loaned are adequately collateralized. Whenever warranted, additional cash or collateral is obtained. The Company has received collateral having a market value of $14,615 which it is permitted to sell or pledge. As of March 31, 2009 no collateral was repledged. The Company monitors the credit worthiness of each counterparty.

The contractual amount of purchase and sale transactions for the Company at March 31, 2009 was approximately $26,428,043 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled within a short period of time.

(dollars in thousands)

Pursuant to the terms of the clearing agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At March 31, 2009, the Company has recorded no liability. As the right to charge the Company has no maximum amount and applied to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

15. Transactions with Affiliates

The Company entered into an agreement with an indirect wholly owned subsidiary of ICAP plc, whereby the subsidiary provides them with shared occupancy and administrative services (including finance, human resources, operations, legal and electronic data processing functions). The Company has payables to an affiliate of $2,883 relating to such charges.

At March 31, 2009 the Company has a $169,154 receivable from an affiliate related to an intercompany loan arrangement.

The Company has commission receivables and payables from affiliates of $3,491 and $1,535 respectively.

In addition, the Company provides clearing services for foreign and domestic affiliates.

A subsidiary leases seat memberships from an affiliate of IBHNA.

Amount receivable from and payable to affiliate are non-interest bearing and are due on demand.

The Company has a membership with the Fixed Income Clearing Corporation ("FICC"). ICAP Electronic Broking LLC ("IEB") an affiliate of the Company has an affiliated membership underneath the direct membership of the Company. While IEB maintains a separate participant identification with the FICC, all margining is combined at the Company level.